Hypo Real Estate
HOLDING

07027381

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 1 2 2007
WASH. D.C.
185

**Rule 12g3-2(b) File No.
82-34748**

Date 10 October 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

PROCESSED
OCT 2 3 2007
THOMSON
FINANCIAL

Enclosures

04 October 2007 — Hypo Real Estate Bank AG is to finance the acquisition of Aurelis Real Estate GmbH for a joint venture of HOCHTIEF Projektentwicklung GmbH and Redwood Grove International L.P.

10/19

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Dr. Markus Fell, Thomas Glynn (stellv.),
Dr. Robert Grassinger (stellv.), Frank Lamby,
Bettina von Oesterreich (stellv.)

08 October 2007	Press release: Hypo Real Estate Bank International AG: Successful completion of approx. €181 million financing to Thalassa Holdings Limited
09 October 2007	Hypo Real Estate Bank International AG: Successful completion of financing for Carlyle European Real Estate Partners acquisition of Piccadilly Place, Manchester
09 October 2007	Press release: Acquisition of DEPFA by Hypo Real Estate Group: Management Board extended – First steps towards new Group structure
10 October 2007	10.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Morgan Stanley Bank AG
10 October 2007	10.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Marshall Wace LLP
10 October 2007	10.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Perry Partners International, Inc.

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank AG is to finance the acquisition of Aurelis Real Estate GmbH for a joint venture of HOCHTIEF Projektentwicklung GmbH and Redwood Grove International L.P.

- **Financing volume of considerably more than EUR 1 billion**
- **Portfolio comprises 1,495 properties with a total inner city area of 27 million m²**

Munich, 4 October 2007: Hypo Real Estate Bank AG, a member of the Hypo Real Estate Group, is to finance the acquisition of Aurelis Real Estate GmbH for a syndicate consisting of HOCHTIEF Projektentwicklung GmbH and Redwood Grove International L.P. The total financing volume is considerably more than EUR 1 billion. Hypo Real Estate Group already referred to this transaction in the press release from 18 September 2007.

1,495 properties in central locations

Aurelis Real Estate GmbH, Eschborn, was founded in 2002 for the purpose of taking over railway real estate as part of the process whereby German Railways focused on core business. The assets comprise 1,495 properties with a total area of 27 million m² situated in city centre locations in major cities in Germany. The syndicate (50%/50%) consisting of HOCHTIEF Projektentwicklung GmbH and Redwood Grove International L.P. announced on 5 September 2007 that it had signed an agreement with Deutsche Bahn AG for purchasing all shares of Aurelis Real Estate GmbH & Co. KG.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Frank Lamby, Member of the Management Board of Hypo Real Estate Holding AG and responsible for Commercial Real Estate: "I am pleased that Hypo Real Estate Bank is supporting this transaction with a customised and flexible financing solution. This also demonstrates that the group has permanently established itself as a prime financing partner – as a "lender of choice" – for complex large-volume transactions in Germany."

HOCHTIEF Projektentwicklung GmbH
Since 1991, HOCHTIEF Projektentwicklung has been developing, carrying out and marketing real estate projects in Germany and abroad. The company has specialised in office, hotel and special real estate at inner-city locations and areas close to the city centre; in these market segments, it is considered to be one of the leading developers in Germany. New product market segments are retail and logistics real estate. A further focal point of activities is the development of urban quarters. The aim is to sell the properties at the earliest possible stage to final investors. Properties are not marketed as part of HOCHTIEF Projektentwicklung's own portfolio. For further information, please contact www.hochtief-projektentwicklung.de.

Redwood Grove International L.P.
Redwood Grove International L.P. (RGI) is a real estate private equity fund with an equity volume of USD 2 billion. The capital of the fund is provided by a broad base of international institutional investors, including private and public pension funds, foundations, financial institutions and high-net-worth private individuals. RGI invests in real estate companies and companies related to the real estate sector, together with successful partners. The regional focus of investment is currently in Germany and Japan.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
EMail:oliver.gruss@hyporealestate.com.

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International AG: Successful completion of approx. €181 million financing to Thalassa Holdings Limited

Munich / London, 8 October 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided an approx €181 million acquisition, refinancing and capital expenditure facility to Thalassa Holdings Limited. The transaction signed on 3rd May, 2007 with the acquisition of the shares in Lanitis Development Public Limited ("LDL") being funded on 3rd September, 2007.

The financing is provided to Thalassa Holdings Limited (a joint venture between RREEF and the Lanitis Group) for the purpose of funding the acquisition of shares in LDL, refinancing its existing indebtedness and providing continuing support for its ongoing residential development business.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International AG, said: "This transaction to fund the acquisition of a listed Cypriot real estate company is further evidence of our strong relationship with RREEF and is another example of our ability to deliver complex financing solutions for real estate investment opportunities across the regions."

Commenting, RREEF Director Dimitris Raptis, added:
"We are pleased to be working again with Hypo Real Estate Bank International and value their commitment to the development of LDL's business, in what is RREEF's first acquisition in the Cyprus real estate market".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

RREEF Real Estate
RREEF Real Estate acquires and manages investments in commercial and residential property, and real estate securities, on behalf of its institutional and private clients worldwide. Its product offering is global and comprehensive, including core, value-enhanced and high yield property investments as well as investments in publicly traded real estate securities.
RREEF Real Estate is part of RREEF Alternative Investments, the global alternative investment management business of Deutsche Bank's Asset Management division. RREEF Alternative Investments consists of four businesses: Real Estate, Infrastructure, Private Equity and Hedge Funds. Headquartered in New York, RREEF Alternative Investments employs more than 1,400 investment professionals in 15 cities around the world to help investors meet a wide range of objectives – from diversification, to preservation of capital, to long-term performance. Named the world's largest alternative investments manager in Watson Wyatt's Alternative Survey, September 2006, RREEF has €65.9 billion in assets under management worldwide as of 30 June 2007.
www.rreef.com

Lanitis Group
The Lanitis Group is one of the oldest business groups in Cyprus. Founded at the end of the 19th century, the Group's activities range from agriculture and general trade to construction and real estate development, tourism, hotel and travel to golf and leisure.

The Group is one of the largest shareholder in the Marfin Popular Bank; other holdings include the Heaven's Garden Waterpark, Amathus Navigation Ltd and Cybarco Ltd. Lanitis E.C. Holdings Ltd is the holding company of the Group and owns rural and urban property. In 1990 Lanitis Development Ltd was established followed by Heaven's Garden Ltd in 1998. The Group's latest addition includes the Lanitis Farm Golf Ltd which was established in 2007.

Hypo Real Estate

GROUP

Press release

Hypo Real Estate Bank International AG: Successful completion of financing for Carlyle European Real Estate Partners acquisition of Piccadilly Place, Manchester

Munich / London: 9 October 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided an investment and VAT acquisition facility to Carlyle European Real Estate Partners ("CEREP"). The financing completed on 10 September 2007 and the purchase exchanged on 03 October 2007.

The facility has been provided to CEREP to assist in the forward commitment to purchase of Numbers 3 and 4 Piccadilly Manchester, two office buildings currently being constructed by the Argent Group. At completion the buildings will provide circa 320,000 sq ft of high specification offices and ancillary retail with a number of pre-lettings already in place & under negotiation.

Commenting, Harin Thaker, CEO - Europe, Middle East and India Hypo Real Estate Bank International AG, said: "We are delighted to have successfully closed this transaction with the Carlyle Group, a key client for Hypo Real Estate Bank International and to further demonstrate our mutual ability to work on a pan European basis, following the recently announced completion of the Globen portfolio deal in Sweden as well."

Commenting, Robert Hodges, Managing Director, the Carlyle Group added: "We are very pleased with our new exposure in Manchester and look forward to making further similar opportunistic acquisitions where we expect strong tenant demand. We look forward to continuing our successful relationship with Hypo Real Estate Bank International who has again demonstrated the ability to support us as a valuable partner in executing transactions."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

About The Carlyle Group

The Carlyle Group is a global private equity firm with $75.6 billion under management committed to 55 funds. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Africa, Asia, Australia, Europe, North America and South America focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, financial services, healthcare, industrial, infrastructure, technology & business services and telecommunications & media. Since 1987, the firm has invested $32.3 billion of equity in 686 transactions for a total purchase price of $157.7 billion. The Carlyle Group employs more than 900 people in 21 countries. In the aggregate, Carlyle portfolio companies have more than $87 billion in revenue and employ more than 286,000 people around the world. www.carlyle.com

Hypo Real Estate
GROUP

Press release

Acquisition of DEPFA by Hypo Real Estate Group: Management Board extended – First steps towards new Group structure

- **Cyril Dunne and Bo Heide-Ottosen appointed to Management Board**
- **Merger of Hypo Public Finance Bank and DEPFA**
- **Transfer of DEPFA Deutsche Pfandbriefbank AG to Hypo Real Estate Holding AG**
- **Regular reappointment of Georg Funke, Dr Markus Fell and Frank Lamby**

Munich, 9 October 2007: Following the formal completion of the acquisition of DEPFA Bank plc (DEPFA) the Management Board of Hypo Real Estate Holding AG will be - as previously announced – enlarged. Furthermore Hypo Real Estate Group takes first steps towards the future Group structure.

The Supervisory Board of Hypo Real Estate Holding AG has appointed Cyril Dunne (47) and Bo Heide-Ottosen (49) to the Management Board. Cyril Dunne, born in Ireland, has been a Member of the Executive Committee of DEPFA since 2007 and will take on the position of the Chief Operating Officer (COO) of the Hypo Real Estate Group. Bo Heide-Ottosen has been a Member of the Executive Committee of DEPFA since 2004 and, from 2005 to 2006, was also a Member of the Management Board of DEPFA Pfandbriefbank AG. He will be responsible for the Public Sector and Infrastructure -Finance business with the corresponding funding. The Management Board of Hypo Real Estate Holding will then consist of Georg Funke (Chief Executive Officer/CEO), Cyril Dunne (Chief Operating Officer/COO), Dr Markus Fell (Chief Financial Officer/CFO), Tom Glynn (Asset Management/Capital Markets), Dr Robert Grassinger (Commercial Real Estate Funding und Treasury), Bo Heide-Ottosen (Public Sector and Infrastructure -Finance with the corresponding funding), Frank Lamby

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

(Commercial Real Estate Origination) and Bettina von Oesterreich (Chief Risk Officer /CRO).

Georg Funke, Dr Markus Fell and Frank Lamby were regularly reappointed until 2013.

Conversion into new Group structure started

The first steps for the conversion to the new Group structure have now begun. The Management Board and the Supervisory Board have decided on the transfer of Hypo Public Finance Bank to DEPFA and of DEPFA Deutsche Pfandbriefbank AG to Hypo Real Estate Holding AG. These measures are expected to be concluded by the end of the year. In a second step, expected by the end of March 2008, Hypo Public Finance Bank is to be merged with DEPFA.

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Note to editors:
You find the CVs of the Members of the Management Board at www.hyporealestate.com.

Shareholding Disclosures

10.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Morgan Stanley Bank AG

WKN: 802 770
ISIN: DE 000 802 770 7

Due to the capital increase of Hypo Real Estate Holding AG in connection with our takeover of DEPFA Bank plc Morgan Stanley Bank AG as trustee held for a short time 33.33 % of voting rights in shares of Hypo Real Estate Holding AG.

Therefore Hypo Real Estate Holding AG was notified on 09 October 2007 of the following:

Voting Rights Notification pursuant to Section 21 (1a) of the German Securities Trading Act

On October 02, 2007 Morgan Stanley Bank AG, Frankfurt am Main, Germany held 33.33 % (67,036,087 voting rights) of the voting rights in the Company. All voting rights in Morgan Stanley Bank AG are held by Morgan Stanley International Holdings Inc., Delaware/USA.
72 % of the voting rights in Morgan Stanley International Holdings Inc. are held by Morgan Stanley, Delaware/USA directly and another 10 % of the voting rights in Morgan Stanley International Holdings Inc. are held by Morgan Stanley indirectly through another subsidiary. 18 % of the voting rights in Morgan Stanley International Holdings Inc. are held by Morgan Stanley International Incorporated, Delaware/USA. Morgan Stanley International Incorporated holds, however, 99.21 % of the economic interest in Morgan Stanley International Holdings Inc. 90 % of the voting rights in Morgan Stanley International Incorporated are held by Morgan Stanley directly and 10 % of the voting rights in Morgan Stanley International Incorporated are held by Morgan Stanley indirectly through another subsidiary.

- Herewith, we notify you pursuant to section 21(1) WpHG on behalf of Morgan Stanley Bank AG that Morgan Stanley Bank AG's holding of voting rights of the Company amounted to 33.33 % (67,036,087 voting rights) and thus exceeded the thresholds of 3 %, 5 %, 10 %, 15 %, 20 %, 25 % and 30 % on October 02, 2007.
- Herewith, we notify you pursuant to section 21 (1) WpHG on behalf of Morgan Stanley International Holdings Inc. that Morgan Stanley International Holdings Inc.'s holding of voting rights of the Company amounted to 33.33 % (67,036,087 voting rights) and thus exceeded the thresholds of 3 %, 5 %, 10 %, 15 %, 20 %, 25 % and 30 % on October 02, 2007. The voting rights were attributed to Morgan Stanley International Holdings Inc. pursuant to section 22 (1) no. 1 WpHG.
- Herewith, we notify you pursuant to section 21 (1) WpHG on behalf of Morgan Stanley International Incorporated that Morgan Stanley International Incorporated's holding of voting rights of the Company amounted to 33.33 % (67,036,087 voting rights) and thus exceeded the thresholds of 3 %, 5 %, 10 %, 15 %, 20 %, 25 % and 30 % on October 02, 2007. The voting rights were attributed to Morgan Stanley International Incorporated pursuant to section 22 (1) no. 1 WpHG.
- Herewith, we notify you pursuant to section 21 (1) WpHG on behalf of Morgan Stanley that Morgan Stanley's holding of voting rights of the Company amounted to 33.33 % (67,036,087 voting rights) and thus exceeded the thresholds of 3 %, 5 %, 10 %, 15 %, 20 %, 25 % and 30 % on October 02, 2007. The voting rights were attributed to Morgan Stanley pursuant to section 22 (1) no. 1 WpHG.

Voting Rights Notification pursuant to Section 21 (1a) of the German Securities Trading Act

- Herewith, we notify you pursuant to section 21 (1) WpHG on behalf of Morgan Stanley Bank AG that Morgan Stanley Bank AG's holding of voting rights of the Company amounted to 0 % (0 voting rights) and thus fell below the thresholds of 3 %, 5 %, 10 %, 15 %, 20 %, 25 % and 30 % on October 04, 2007.
- Herewith, we notify you pursuant to section 21 (1) WpHG on behalf of Morgan Stanley International Holdings Inc. that Morgan Stanley International Holdings Inc.'s holding of voting rights of the Company amounted to 0 % (0 voting rights) and thus fell below the thresholds of 3 %, 5 %, 10 %, 15 %, 20 %, 25 % and 30 % on October 04, 2007.

- Herewith, we notify you pursuant to section 21 (1) WpHG on behalf of Morgan Stanley International Incorporated that Morgan Stanley International Incorporated's holding of voting rights of the Company amounted to 0 % (0 voting rights) and thus fell below the thresholds of 3 %, 5 %, 10 %, 15 %, 20 %, 25 % and 30 % on October 04, 2007.
- Herewith, we notify you pursuant to section 21 (1) WpHG on behalf of Morgan Stanley that Morgan Stanley's holding of voting rights of the Company amounted to 0 % (0 voting rights) and thus fell below the thresholds of 3 %, 5 %, 10 %, 15 %, 20 %, 25 % and 30 % on October 04, 2007."

Munich, 10 October 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Shareholding Disclosures

10.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Marshall Wace LLP

WKN: 802 770
ISIN: DE 000 802 770 7

Pursuant to section 21 para. 1 WpHG Marshall Wace LLP, The Adelphi, 13th Floor, 1/11 John Adam Street, London WC2N 6HT, United Kingdom („Investment Manager"), notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 09 October 2007 of the following:

"We, the Investment Manager, hereby inform you according to section 21 para 1 WpHG that on 02 October 2007 we have fallen below the threshold of 5 % of voting rights in Hypo Real Estate Holding AG, Unsöldstraße 2, D-80538 München, ("Issuer"). Henceforth, our share of voting rights in the Issuer amounted to 4.36 % (corresponds 8,776,421) as of the date mentioned above.

These are to be ascribed to us pursuant to sec. 22 paragraph 1 sentence 1 no 6 WpHG.

The voting rights of the following shareholders in Hypo Real Estate Holding AG owning 3 % or more are to be ascribed to us:

Marshall Wace Core Fund Limited, 27 Hospital Road, 5th Floor, PO Box 1748 GT, George Town, Grand Cayman, Cayman Islands."

Munich, 10 October 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Shareholding Disclosures

10.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Perry Partners International, Inc.

WKN: 802 770
ISIN: DE 000 802 770 7

Pursuant to section 21 para. 1 WpHG Perry Partners International, Inc., Citco Building, Wickhams Cay, PO Box 662, Road Town, Tortola, British Virgin Islands (The "Fund"), notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 10 October 2007 of the following:

"We hereby inform you according to section 21 para. 1 WpHG that on 02 October 2007 the Fund has fallen below the threshold of 3 % of voting rights in Hypo Real Estate Holding AG, Unsöldstrasse 2, D-80538 München ("Issuer") and now holds 2.30 % of the voting rights in the Issuer (equivalent to 4,630,610 voting rights)".

Munich, 10 October 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END